

# Jerry Ropelato · 3rd

CEO at WhiteClouds

Huntsville, Utah, United States · Contact info

WhiteClouds

Weber State University

## Experience

**CEO/Founder**
WhiteClouds
Mar 2013 - Present · 9 yrs 1 mo
Ogden Utah

WhiteClouds builds personalized 3D Printed Models. We are passionate about 3D printing and using this technology to create stunning Architectural Models, Entertainment Models, Medical Models, and Video Game Models. We create Mass Personalization using our 3D printing technology, brand partners and distribu ...see more

---

**CEO/Founder**
Purch
2003 - Mar 2013 · 10 yrs 3 mos

Purch, formerly TechMediaNetwork, is the worlds largest Technology Media company (according to Comscore) that produces news and reviews and reaches over 100 Million monthly unique visitors. TechMediaNetwork has reviewed more than 1,000 categories of products and services at TopTenReviews, Toms Hardware, Tom ...see more

---

**COO/CTO**
Net Nanny Formerly ContentWatch
2000 - 2003 · 3 yrs

ContentWatch, Inc. is an innovative company focused on delivering Internet protection solutions for the consumer, library, education, government, and business markets.

---

**CEO/Founder**
Vitrex
1993 - 2000 · 7 yrs

Information Technology Services Company with 6 offices in the Western United States

---

**Director of Software Development**
Iomega
1989 - 1993 · 4 yrs

Iomega was a producer of external, portable, and networked storage solutions. Established in the 1980s in Roy, Utah, they sold more than 410 million digital storage drives and disks. The ZIP Drive was Iomega's most notable product. ...see more

## Education

**Weber State University**
Bachelor's Degree, Data Processing
1975 - 1982